HellerEhrman

October 15, 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200


03037093

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2003, dated October 7, 2003;

(2) The Company's joint announcement regarding result of the unconditional cash offers by Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China

Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options , dated September 9, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on September 10, 2003;

(3) The Company's joint announcement regarding unconditional cash offers by Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options; despatch of the offeree document, dated August 25, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on August 26, 2003;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

22105\0001\36SEC.doc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7th October, 2003

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Final Dividend for the Year Ended 31st March, 2003

On 21st July, 2003, it was announced that the directors of Paul Y. - ITC Construction Holdings Limited (the "Company") recommended the payment of a final dividend of HK$0.01 per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31st March, 2003, such final dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders on the register of members of the Company as at the close of business on 6th October, 2003 ("Scrip Dividend Scheme"). The final dividend was approved at the annual general meeting of the Company held on 8th September, 2003.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of final dividend which such shareholder could elect to receive in cash; or

(b) HK$0.01 in cash for each existing Share held on 6th October, 2003; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 21st July, 2003, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 6th October, 2003 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher. The average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 6th October, 2003 was HK$0.4166

("Average Closing Price"). The entitlements of shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.3958, being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

Number of Scrip Shares to be received under the Scrip Dividend Scheme	=	Number of existing Shares held on 6th October, 2003 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme	X	$\frac{0.01}{0.3958}$

If all shareholders elect to receive their entitlement in Scrip Shares, based on 1,072,664,795 Shares in issue, not more than 27,101,182 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the final dividend for the year ended 31st March, 2003. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his final dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his final dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on 17th October, 2003. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 6th October, 2003, then in either case you will be deemed to have exercised your election to receive the final dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Shareholders whose registered addresses are outside Hong Kong will not be permitted to participate in the Scrip Dividend Scheme in accordance with the bye-laws of the Company and accordingly, they will receive the final dividend wholly in cash. No Cash Election Forms are being sent to such shareholders.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 31st October, 2003. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 31st October, 2003, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

The Shares are not listed on or dealt in on any other stock exchange and no listing or permission to deal is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 3rd November, 2003.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the final dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR STOCKBROKERS OR OTHER REGISTERED DEALER IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

之平均收市價減以此每股平均價百分之五之折讓，或股份面值（兩者以較高者為準）而計算。截至二零零三年十月六日止連續三個交易日每股股份在聯交所之平均收市價為0.4166港元（「平均收市價」）。股東根據以股代息計劃應得之代息股份按市值0.3958港元計算，即平均收市價減以百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按以下公式計算：

$$\text{將收取之代息股份數目} = \text{於二零零三年十月六日在以股代息計劃中選擇收取股份作為股息之現有股份數目} \times \frac{0.01}{0.3958}$$

假如所有股東選擇收取其應得之代息股份，根據已發行1,072,664,795股股份計算，則按以股代息計劃最多發行27,101,182股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零三年三月三十一日止年度之末期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之末期股息，將毋須填寫現金選擇表格，現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為末期股息，須將現金選擇表格填妥，最遲須於二零零三年十月十七日下午四時送達秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於二零零三年十月六日　閣下名下登記持有者為多，則在此任何一種情況下，　閣下將被視作已選擇全部收取現金作為　閣下當時名下全部股份應得之末期股息。

海外股東

根據本公司章程，其登記地址於香港以外地區之股東不得參與以股代息計劃，因此，該等人士將全部收取現金作為末期股息。現金選擇表格將不會寄予海外股東。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。末期股息之代息股份股票及現金股息支票預期於二零零三年十月三十一日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。　閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零三年十月三十一日前代息股份並未獲准上市（儘管此情況不大可能出現），現金選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

股份並無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零三年十一月三日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為末期股息，原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。　**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律理、專業會計師及其他專業顧問。**

此致

本公司列位股東　台照

代表董事會
主席
陳國強博士
謹啟

二零零三年十月七日

此乃要件　請即處理

閣下如對本文件之內容有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份全部售出，應立即將本文件送交買主或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

董事：
陳國強（主席）
劉高原（副主席）
陳佛恩（董事總經理）
黃永灝（副董事總經理）
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零三年三月三十一日止年度
末期股息有關
之以股代息計劃（附收取現金之選擇權）

根據二零零三年七月二十一日所公佈，保華德祥建築集團有限公司（「本公司」）董事局建議按以股（「代息股份」）代息方式（附收取現金之選擇權）派發截至二零零三年三月三十一日止年度之末期股息予二零零三年十月六日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份（「股份」）每股獲派0.01港元（「以股代息計劃」）。末期股息已於二零零三年九月八日本公司舉行之股東週年大會上通過。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取末期股息：

(a) 獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額（按下文所述計算）相等於股東可選擇收取之現金末期股息總額；或

(b) 於二零零三年十月六日每持有一股已有之股份獲付0.01港元之現金；或

(c) 合併上文部份(a)與部份(b)之方式。

根據二零零三年七月二十一日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零三年十月六日止連續三個交易日每股股份於香港聯合交易所有限公司（「聯交所」）


HANNY
VISIONS AHEAD


PAUL Y.
ITC

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

Result of the unconditional cash offers by



Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

The latest time for acceptance of the Offers was 4:00 p.m. on 9 September 2003 and the Offers closed on 9 September 2003.

During the Offer Period, the Offerors jointly purchased in aggregate of 211,727,500 China Strategic Shares on the market, representing approximately 25.526% of the existing issued China Strategic Shares.

As at 4:00 p.m. on 9 September 2003, the Offerors have received valid acceptances in respect of (i) 64,592,089 China Strategic Shares under the Share Offer, representing approximately 7.787% of the existing issued China Strategic Shares; (ii) 21,900 units of China Strategic Warrants under the Warrant Offer, representing approximately 0.013% of the outstanding China Strategic Warrants; and (iii) 75,000 China Strategic Options were tendered under the Option Offer for cancellation.

Upon the closure of the Offers, the Offerors and their concert parties are interested in 518,329,589 China Strategic Shares, representing approximately 62.490% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.106% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in China Strategic were cancelled on 29 August 2003.

Reference is made to the offer document jointly issued by the Offerors on 29 July 2003 ("Offer Document"), the announcements jointly made by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic on 8 July 2003 and 21 July 2003, the announcement jointly made by Paul Y. - ITC and Hanny on 28 July 2003 and the announcements jointly made by Paul Y. - ITC, Hanny and China Strategic on 11 August 2003 and 25 August 2003. Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

INTRODUCTION

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announced a voluntary conditional cash offer for China Strategic Shares and China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants already owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options.

On 11 August 2003, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional.

RESULT OF THE OFFERS AND ACCEPTANCE LEVELS

The latest time for acceptance of the Offers was 4:00 p.m. on 9 September 2003 and the Offers closed on 9 September 2003.

Before the Offer Period commenced on 8 July 2003, each of the Offerors was interested in 120,660,000 China Strategic Shares and 24,132,000 units of China Strategic Warrants, representing approximately 14.547% of the existing issued China Strategic Shares and approximately 14.547% of the outstanding China Strategic Warrants respectively. Based on the subscription price of HK$0.16 per China Strategic Shares, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by each of the Offerors, representing approximately 2.827% of the total issued China Strategic Shares and voting rights as enlarged by the issue of such new China Strategic Shares. Taking into account 690,000 China Strategic Shares owned by concert parties of the Offerors, the Offerors and their concert parties were interested in an aggregate of 242,010,000 China Strategic Shares and 48,264,000 units of China Strategic Warrants, representing approximately 29.177% of the existing issued China Strategic Shares and approximately 29.093% of the outstanding China Strategic Warrants respectively.

During the Offer Period, the Offerors jointly purchased in aggregate of 211,727,500 China Strategic Shares on the market, representing approximately 25.526% of the existing issued China Strategic Shares.

As at 4:00 p.m. on 9 September 2003, the Offerors have received valid acceptances in respect of (i) 64,592,089 China Strategic Shares under the Share Offer, representing approximately 7.787% of the existing issued China Strategic Shares; (ii) 21,900 units of China Strategic Warrants under the Warrant Offer, representing approximately 0.013% of the outstanding China Strategic Warrants; and (iii) 75,000 China Strategic Options (representing (a) all outstanding China Strategic Options and (b) an option to subscribe up to 75,000 China Strategic Shares under the share option scheme at a subscription price of HK$3.145 per China Strategic Share) were tendered under the Option Offer for cancellation.

Upon the close of the Offers, the Offerors and their concert parties are interested in 518,329,589 China Strategic Shares, representing approximately 62.490% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.106% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in China Strategic were cancelled on 29 August 2003.

Save for the above, neither the Offerors nor parties acting in concert with them have acquired or agreed to acquire any China Strategic Shares and China Strategic Warrants during the Offer Period.

MAINTAINING THE LISTING STATUS OF CHINA STRATEGIC

The Offerors refer to various press articles published on 9 September 2003 in respect of the possible privatization of China Strategic by the Offerors. The Offerors wish to clarify that, as stated in the Offer Document, the Offerors intend to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have also undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public.

MAINTAINING THE PUBLIC FLOAT REQUIREMENT OF CHINA STRATEGIC

Immediately after the close of the Offers, there will be approximately 37.510% of the issued China Strategic Shares and approximately 70.894% of the outstanding China Strategic Warrants held in public hands. Accordingly, China Strategic will have an adequate public float of the China Strategic Shares and China Strategic Warrants for the purpose of the Listing Rules.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 9 September 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）

滙富証券有限公司
代表
Calisan Developments Limited 及盛倫有限公司
（分別為保華德祥建築集團有限公司
及錦興集團有限公司
之間接全資附屬公司）
提出無條件現金收購建議，
收購全部已發行中策股份及尚未行使中策認股權證
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權
之結果

> 接納該等收購建議之最後時間為二零零三年九月九日下午四時正，該等收購建議於二零零三年九月九日截止。
>
> 於收購建議期間，收購人於市場上購買合共211,727,500股中策股份，相當於現有已發行中策股份約25.526%。
>
> 於二零零三年九月九日下午四時正，收購人(i)根據股份收購建議，已接獲有關64,592,069股中策股份之有效接納，相當於現有已發行中策股份約7.787%；(ii)根據認股權證收購建議，已接獲21,900份中策認股權證之有效接納，相當於尚未行使之中策認股權證約0.013%；及(iii)根據購股權收購建議而交出以供註銷之75,000份中策購股權。
>
> 該等收購建議截止後，收購人及彼等之一致行動人士擁有518,329,589股中策股份，相當於現有已發行中策股份約62.490%，以及48,285,900份中策認股權證，相當於尚未行使中策認股權證約29.106%。中策所有尚未行使之中策購股權已於二零零三年八月二十九日被註銷。

茲此提述收購人於二零零三年七月二十九日聯合發出之收購建議文件（「收購建議文件」）、錦興企業、保華德祥、錦興及中策於二零零三年七月八日及二零零三年七月二十一日聯合發表之公佈、保華德祥及錦興於二零零三年七月二十八日聯合發表之公佈，以及保華德祥、錦興及中策於二零零三年八月十一日及二零零三年八月二十五日聯合發表之公佈。除非文義另有所指，本公佈所使用詞彙與收購建議文件所界定者具有相同涵義。

緒言

於二零零三年七月八日，錦興及保華德祥各自之董事會宣佈提出自願性有條件現金收購建議，收購中策股份及中策認股權證（收購人及與收購人一致行動之人士已擁有之中策股份及中策認股權證除外），以及註銷所有尚未行使中策購股權。

於二零零三年八月十一日，該等收購建議之所有條件已獲達成，而該等收購建議已成為無條件。

該等收購建議之結果及接納程度

接納該等收購建議之最後時間為二零零三年九月九日下午四時正，該等收購建議於二零零三年九月九日截止。

於二零零三年七月八日收購建議期間開始前，收購人合共擁有120,660,000股中策股份及24,132,000份中策認股權證，分別相當於現有已發行中策股份約14.547%及尚未行使之中策認股權證約14.547%。根據每股中策股份0.16港元之認購價，待悉數行使中策認股權證時將予發行24,132,000股新中策股份，相當於已發行中策股份總數及發行該等新中策股份後經擴大股本權約2.827%。包括與收購人一致行動之人士已擁有之690,000股中策股份，收購人及彼等之一致行動人士擁有合共242,010,000股中策股份及48,264,000份中策認股權證，分別相當於現有已發行中策股份約29.177%及尚未行使之中策認股權證約29.093%。

於收購建議期間，收購人於市場上購買合共211,727,500股中策股份，相當於現有已發行中策股份約25.526%。

於二零零三年九月九日下午四時正，收購人(i)根據股份收購建議，已接獲有關64,592,089股中策股份之有效接納，相當於現有已發行中策股份約7.787%；(ii)根據認股權證收購建議，已接獲21,900份中策認股權證之有效接納，相當於尚未行使中策認股權證約0.013%；及(iii)根據購股權收購建議而交出以供註銷之75,000份中策購股權（相當於(a)全部尚未行使中策購股權及(b)根據購股權計劃可按每股中策股份5.145港元之認購價認購合共75,000股中策股份）。

該等收購建議截止後，收購人及彼等之一致行動人士擁有518,329,589股中策股份，相當於現有已發行中策股份約62.490%，以及48,285,900份中策認股權證，相當於尚未行使之中策認股權證約29.106%。中策所有尚未行使之中策購股權已於二零零三年八月二十九日被註銷。

除上述者外，於收購建議期間，收購人及彼等之一致行動人士並無購入或同意購入任何中策股份及中策認股權證。

維持中策之上市地位

收購人謹提述於二零零三年九月九日所刊發之若干報章報道，有關中策可能被收購人私有化。收購人茲此澄清，誠如收購建議文件所載，收購人有意於該等收購建議截止後，維持中策於聯交所之上市地位。收購人及中策亦向聯交所承諾，於該等收購建議截止後，將盡快採取合適之行動，確保公眾人士將持有不少於25%之中策股份及中策認股權證。

維持中策公眾持股量之規定

緊接該等收購建議截止後，約37.510%之已發行中策股份及約70.894%之尚未行使中策認股權證將由公眾人士持有。因此，就上市規則而言，中策之中策股份及中策認股權證將有足夠之公眾持股量。

承董事會命
錦興集團有限公司
副董事總經理
呂兆泉

承董事會命
保華德祥建築集團有限公司
執行董事
周美華

承董事會命
中策集團有限公司
主席
陳國強博士

香港，二零零三年九月九日

錦興董事願就本公佈所載資料（有關中策之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見（有關中策之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載任何內容產生誤導。

保華德祥董事願就本公佈所載資料（有關中策之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見（有關中策之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載任何內容產生誤導。

中策董事願就本公佈所載資料（有關錦興及保華德祥之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見（有關錦興及保華德祥之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載任何內容產生誤導。

TOTAL P.03


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Unconditional cash offer by



Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited,
each being indirect wholly-owned subsidiary of
Paul Y. - ITC Construction Holdings Limited and
Hanny Holdings Limited respectively,
to acquire all the issued China Strategic Shares and
outstanding China Strategic Warrants, other than the China Strategic Shares
and China Strategic Warrants presently owned by the Offerors
and parties acting in concert with them,
and to cancel all outstanding China Strategic Options

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the China Strategic Board, letters from the Independent Director and First Shanghai, the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003, from which date the Offers will remain open for 14 days. The Offers will close on 9 September 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

Reference is made to the joint announcements dated 8 July 2003 and 21 July 2003 made by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic, the joint announcement dated 28 July 2003 issued by Paul Y. - ITC and Hanny, the joint announcement dated 11 August 2003 issued by Paul Y. - ITC, Hanny and China Strategic and the offer document issued on 29 July 2003 ("Offer Document"). Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the board of directors of China Strategic ("China Strategic Board"), letters from the independent director of China Strategic ("Independent Director") and First Shanghai Capital Limited ("First Shanghai"), the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Unless the Offers are extended, the latest time for acceptance of the Offers is 4:00 p.m. on Tuesday, 9 September 2003 and the Offers will close on 9 September 2003.

General

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25 August 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



HANNY

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）

滙富

滙富証券有限公司
代表
Calisan Developments Limited 及盛倫有限公司
（分別為保華德祥建築集團有限公司及錦興集團有限公司之間接全資附屬公司）
提出無條件現金收購建議，收購全部已發行中策股份及尚未行使中策認股權證（收購人及與彼等一致行動人士現時擁有之中策股份及中策認股權證除外），及註銷所有尚未行使中策購股權

寄發被收購人文件

載有（其中包括）該等收購建議之中策董事會函件、獨立董事函件，以及獨立財務顧問第一上海致獨立董事之函件之被收購人文件，將於二零零三年八月二十六日寄發。該等收購建議自該日起計十四日，將繼續可供接納。該等收購建議將於二零零三年九月九日截止。

中策股東及中策認股權證持有人在決定是否接納或拒絕接納該等收購建議時，應仔細審閱被收購人文件。

投資者於買賣中策股份及中策認股權證時，務須審慎行事。

茲提述德祥企業、保華德祥、錦興及中策於二零零三年七月八日及七月二十一日發表之聯合公佈，保華德祥及錦興於二零零三年七月二十八日發表之聯合公佈，保華德祥、錦興及中策於二零零三年八月十一日發表之聯合公佈，以及於二零零三年七月二十九日刊發之收購建議文件（「收購建議文件」）。除另有說明外，否則本公佈所用詞彙與收購建議文件所用者具相同涵義。

寄發被收購人文件

載有（其中包括）該等收購建議之中策董事會（「中策董事會」）函件、中策獨立董事（「獨立董事」）函件，以及獨立財務顧問第一上海融資有限公司（「第一上海」）致獨立董事之函件之被收購人文件，將於二零零三年八月二十六日寄發。

中策股東及中策認股權證持有人在決定是否接納或拒絕接納該等收購建議時，應仔細審閱被收購人文件。

除非延長該等收購建議，否則該等收購建議之最後接納時間為二零零三年九月九日星期二下午四時正，且該等收購建議將於二零零三年九月九日截止。

一般資料

投資者於買賣中策股份及中策認股權證時，務須審慎行事。

承董事會命
錦興集團有限公司
副董事總經理
呂兆泉

承董事會命
保華德祥建築集團有限公司
執行董事
周美華

承董事會命
中策集團有限公司
主席
陳國強博士

香港，二零零三年八月二十五日

錦興董事願就本公佈所載資料（有關中策之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所深知及確信，本公佈所表達之意見（有關中策之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥董事願就本公佈所載資料（有關中策之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所深知及確信，本公佈所表達之意見（有關中策之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載內容有所誤導。

中策董事願就本公佈所載資料（有關錦興及保華德祥之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所深知及確信，本公佈所表達之意見（有關錦興及保華德祥之意見除外）乃經審慎周詳考慮後始行作出，而本公佈並無遺漏其他事實，以致本公佈所載內容有所誤導。